

June 2, 2011

Mr. Peregrine C. Broadbent
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

     Re: **Jefferies Group, Inc.**
            Form 10-K for the Transition Period from January 1, 2010 to
             November 30, 2010
            File No. 1-14947

Dear Mr. Broadbent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Transition Period from January 1, 2010 to November 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Condition and Capital Resources, pages 36 to 47

1. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Financial Statements

Legal Reserves, page 73

2. We note your disclosure indicates your belief that the pending legal matters or proceedings should not have a material adverse affect on your operations, cash flows or financial condition. This statement appears to be inconsistent with your disclosure on page 10. Please reconcile for us these two statements.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief